FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 0-30324

                                  Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form 40-F___
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD. ANNOUNCES FIRST QUARTER RESULTS, Dated April 29, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                RADWARE LTD.


Date: April 29, 2003                            By:   /s/ Meir Moshe
                                                      --------------
                                                      Meir Moshe
                                                      Chief Financial Officer


















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                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: RADWARE LTD. ANNOUNCES FIRST QUARTER RESULTS, Dated April 29, 2003.

                                  EXHIBIT 10.1

Contact:          Meir Moshe, Chief Financial Officer, Radware Ltd.
                  011-972-3766-8610
                  Dennis S. Dobson, for Radware Ltd.
                  (203) 255-7902


                  RADWARE LTD. ANNOUNCES FIRST QUARTER RESULTS


* Quarter revenues of $12.6 million
* Quarterly profit of  $0.05 per diluted share

         Tel Aviv, Israel, April 29, 2003-- Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring availability, performance and the integrity of networked applications, today reported its sixth consecutive quarter of sequential growth in sales, with revenues of $12.6 million for the first quarter of 2003, an increase of 25% compared with sales of $10.1 million for the first quarter of 2002, and an increase of 5% sequentially vs. $12.0 million sales for the fourth quarter of 2002.
         Net profit for the first quarter of 2003 was $0.8 million or $0.05 per diluted share, compared to net loss of $1.4 million or $0.08 loss per share in the first quarter of 2002 and net earnings per share of $0.03 in the fourth quarter of 2002.
         The company continues to maintain positive operating cash flow. This quarter Radware remarkably exceeded the previous quarters' cash flows with a $1.9 million positive operating cash flow. During this quarter the company generated cash of $1.6 million, which led to a balance of $127 million in cash, short-term and long-term bank deposits.
        "We are pleased with our first quarter
results, as we surpassed both business and revenue targets," said Roy Zisapel, President and CEO, Radware. "Channel partners and customers worldwide continue to recognize Radware's technological leadership in the market, as was proven once again with the release of our new hardware platform, Application Switch III."



During the quarter ended March 31, 2003, Radware released the following significant announcements:

o Radware Announces the Industry's First 10 Gigabit Ethernet Layer 4-7 Switch
o Radware Unveils Groundbreaking Hardware Platform - Application Switch III
o Chick-fil-A Selects Radware to Ensure Availability and Performance for LAN and WAN Users
o Radware Announces Immediate Protection Against SQL Slammer Virus as Part of its SynApps Application Security Module
o Radware's FireProof Wins Network Computing Asia Product of the Year


Company management will host a quarterly investor conference call at 8:45 AM EST on April 29, 2003. The call will focus on financial results for the quarter ended March 31, 2003, and certain other matters related to the Company's business.

The conference call will be webcast on April 29, 2003 at 8:45 AM (EST in the "listen only" mode via the Internet at:http://www.radware.com/content/company/ investorrelations/default.asp
--------------------------------------------------------------------

About Radware
Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), Content Inspection Director (CID), FireProof, LinkProof, Peer Director, CertainT
100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com

                                       ###

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, successful implementation of the company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations, the uncertainty related to the outcome and expenses of litigation and other factors which are detailed in the company's SEC filings.




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





                                      Condensed Consolidated Balance Sheets
                                           (U.S. Dollars In thousands)

                                               December 31,                March 31,
                                                  2002                          2003
                                               ------------               -----------
Current assets
Cash, cash equivalents and short-term

marketable securities                                      52,274                57,250
Trade receivables, net                                      8,695                 8,342
Other receivables and prepaid expenses                      1,152                 1,512
Inventories                                                 2,988                 2,450
                                                            -----                 -----
                                                           65,109                69,554

Property and equipment, net                                 3,644                 3,496
                                                            -----                 -----
Long-term bank deposit  and marketable
securities                                                 73,027                69,692
                                                           ------                ------
Other assets                                                1,218                 1,254
                                                            -----                 -----
Total assets                                              142,998               143,996
                                                          =======               =======

Current liabilities
Trade payables                                              2,612                 1,631
Deferred revenues, other payables and accrued
expenses                                                   11,807                12,976
                                                           ------                ------
                                                           14,419                14,607
                                                           ------                ------

Accrued severance pay                                       1,191                 1,258
                                                            -----                 -----
Minority's interest                                            31                    34
                                                               --                    --
Total liabilities                                          15,641                15,899
                                                           ------                ------

             Shareholders' equity
Share capital                                                 424                   424
Additional paid-in capital                                132,005               132,005
Treasury stock                                              (254)                 (254)
Deferred compensation                                        (98)                  (70)
Accumulated other comprehensive income
                                                               89                     -
Accumulated deficit                                       (4,809)               (4,008)
                                                          -------               -------
Total shareholders' equity                                127,357               128,097
                                                          -------               -------
Total liabilities and shareholders' equity                142,998               143,996
                                                          =======               =======


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


                     Condensed Consolidated Statements Of Operations
              (U.S. Dollars In thousands, except share and per share data)

                                                    For the Three          For the Three
                                                    months ended            months ended
                                                    March 31, 2002         March 31, 2003


Sales                                                         10,101             12,589
                                                               1,857              2,266
Cost of sales
                                                               --------------------------


Gross profit                                                   8,244             10,323


Research & Development                                         2,012              1,949

Sales & Marketing                                              7,425              7,547

General & Administrative                                       1,034              1,007
                                                               --------------------------
Total operating expenses                                      10,471             10,503


Operating loss                                                (2,227)              (180)

Financial income, net                                            858                995
                                                               ------------------------------
Income (loss) before minority's interest                      (1,369)               815

Minority's interest                                              (27)               (14)
                                                              -------------------------------

                                                               (1,396)              801
Net income (loss)





Basic net  income (loss) per share                             $ (0.08)         $    0.05
                                                               ======           =========

Weighted Average shares used to compute Basic
net income (loss) per share                                   16,539,551          17,025,832


Diluted net income (loss) per share                         $      (0.08)           $   0.05
                                                             ============        =========

Weighted Average shares used to compute Diluted
net income (loss) per share                                   16,539,551          17,476,353


